Mail Stop 6010   April 16, 2008

Eric L. Dobmeier, Esq.
Chief Business Officer and Corporate Secretary
Seattle Genetics, Inc.
21823 30th Drive SE
Bothell, WA 98021

      Re: **Seattle Genetics, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed March 27, 2008
               File No. 000-32405

Dear Mr. Dobmeier:

      We have completed our review of your proxy statement and have no further comments at this time. Please contact Sonia Barros at (202) 551-3655 with any questions.

                         Sincerely,

                         Jeffrey Riedler
                         Assistant Director